August 16, 2016

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
Form 8-K filed May 10, 2016
File No. 1-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated August 2, 2016.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.                                We note your response to comment 1 that for sale-leaseback transactions entered into prior to December 31, 2015, at the time of the sale-leaseback with the third party financial institution, the fuel cells and hydrogen infrastructure assets are derecognized from your consolidated balance sheet and revenue is recognized for the sale of the fuel cell systems and related infrastructure.  We further note that any profit on the sale of the fuel cells and hydrogen infrastructure is deferred in accordance with ASC 840-40-25-3.  Please address the following:

•      Explain to us where the fuel cells and hydrogen infrastructure assets are recorded on your balance sheet prior to the sale.

•      Tell us how you determine the amount of profit to be deferred.

•      Provide us with sample journal entries that show how you record the sale-leaseback transaction.

Company Response:

At the time the Company entered into each Power Purchase Agreement (PPA) with customers through 2015, the Company also intended to enter into a sale-leaseback transaction with a third party financial institution for the fuel cells, hydrogen infrastructure and service used to execute on the PPA.  Through December 31, 2015, prior to the sale of fuel cells and hydrogen infrastructure assets to a third party financial institution as part of a sale-leaseback transaction, the fuel cells and hydrogen infrastructure assets were recorded on the Company’s consolidated balance sheet as inventory.  The timing of the deployments, which results in the liquidation of inventory, was generally consistent with the timing of the sale to the third party financial institution.

Through December 31, 2015, in order to determine the amount of profit deferred as part of a sale-leaseback transaction with a third party financial institution, the Company allocated revenue to each of the elements in the arrangement, namely fuel cells, hydrogen infrastructure, and service.   This allocation of revenue was performed in accordance with ASC Subtopic 605-25, Multiple-Element Arrangements.  The Company then calculated the profit or loss on the fuel cells and hydrogen infrastructure using the allocation of revenue and the costs associated with each element.   Any profit related to the fuel cells and hydrogen infrastructure was deferred and is recognized on a straight-line basis over the life of the underlying lease agreement.  Revenue recognized at the time of sale for each of the fuel cells and the infrastructure deliverables does not exceed costs associated with each of these deliverables.

The service revenue is recognized over the term of the service contract, and service costs are recognized as incurred.  For those situations where we have received up-front cash for service as part of a sale-leaseback transaction, we apply the guidance in ASC paragraph 470-10-25-2.  This up-front cash receipt is considered a receipt of cash for a future revenue stream given our continuing involvement in this revenue stream through the performance of service.  As a result, we record this up-front cash as a financing obligation, which is reduced and recognized as revenue over the required service period on a straight-line basis.

The following represents sample journal entries that reflect how we have recorded the sale-leaseback transactions through December 31, 2015.  It assumes cash is paid up front for service (generally cash for service is received over the life of the service contract):

At the time of the sale:

Dr.           Cash

Cr.           Revenue — fuel cells and hydrogen infrastructure

Cr.           Deferred revenue — deferred profit on fuel cells and hydrogen infrastructure

Cr.           Finance obligation — service

To record sale of fuel cells, hydrogen infrastructure and service to third party financial institution

Dr.           Cost of goods sold — fuel cells and hydrogen infrastructure

Cr.           Inventory

To recognize costs associated with fuel cells and hydrogen infrastructure sold

Over the term of the lease/service contract, on a monthly basis:

Dr.           Finance obligation — service

Dr.           Interest expense

Cr.           Revenue — service

To record the release of finance obligation and imputed interest as service revenue

Dr.           Deferred revenue — deferred profit on fuel cells and hydrogen infrastructure

Cr.           Revenue — fuel cells and hydrogen infrastructure

To record the release of deferred profit on fuel cells and hydrogen infrastructure

Over the term of the lease, on a monthly basis:

Dr.           Cost of goods sold — PPA

Cr.           Cash

To record lease payments for operating lease to third party financial institution lessor

Form 8-K filed May 10, 2016

Exhibit 99.1

2.                                      We continue to evaluate your response to comment 2 and may have further comment.

Company Response:

We will await any further comments.

**************************

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP